Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-262557

Pricing Supplement to the Prospectus Supplement dated March 4, 2022 and the

Prospectus dated March 4, 2022

The Toronto-Dominion Bank

US$500,000,000 Floating Rate Senior Medium-Term Notes, Series C, Due 2025

We will pay interest on the Floating Rate Senior Medium-Term Notes, Series C, due 2025 (the “Notes”) quarterly on January 10, April 10, July 10 and October 10 of each year. We will make the first interest payment on the Notes on July 10, 2024. The interest rate on the Notes for each period will be equal to Compounded SOFR (as defined herein) plus a margin of 48 basis points. The Notes will mature on October 10, 2025. The Notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. We will issue the Notes in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess of US$2,000.

The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank (as defined below) or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Other than as set forth under “Terms of the Notes — Redemption for Tax Reasons,” we may not redeem the Notes prior to their maturity. There is no sinking fund for the Notes.

The Notes will not be listed on any securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement dated March 4, 2022 and page 1 of the accompanying base prospectus dated March 4, 2022.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement or the accompanying prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Notes
	Per Note	Total
Price to the public(1)	100.000%	US$	500,000,000
Underwriting commissions	0.050%	US$	250,000
Proceeds to The Toronto-Dominion Bank	99.950%	US$	499,750,000

(1)	The price to the public also will include interest accrued on the Notes after April 10, 2024, if any.

This pricing supplement may be used by certain of our affiliates in connection with offers and sales of the Notes in market-making transactions. TD Securities (USA) LLC is our affiliate. See “Underwriting (Conflicts of Interest)” in this pricing supplement.

We expect to deliver the Notes in book-entry only form through the facilities of The Depository Trust Company (including through its indirect participants Euroclear, Clearstream and CDS) on or about April 10, 2024, against payment in immediately available funds.

Sole Book-Running Manager
TD Securities

Pricing Supplement dated April 5, 2024

We are responsible for the information contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying base prospectus, and in any free writing prospectus we may authorize to be delivered to you. We have not, and the agent has not, authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. We are not, and the agent is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this pricing supplement, the accompanying prospectus supplement, the accompanying base prospectus, the documents incorporated by reference or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than the dates thereon. Our business, financial condition, results of operations and prospects may have changed since those dates.

PS-i

WHERE YOU CAN FIND MORE INFORMATION

You should read this pricing supplement together with the prospectus supplement dated March 4, 2022 (the “prospectus supplement”) and the prospectus dated March 4, 2022 (the “base prospectus”), and the documents incorporated by reference therein (collectively, the “prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the base prospectus and the other information included and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and base prospectus. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated March 4, 2022:

https://www.sec.gov/Archives/edgar/data/947263/000119312522066255/d231177d424b3.htm

•	Prospectus dated March 4, 2022:

https://www.sec.gov/Archives/edgar/data/947263/000119312522066245/d203088d424b3.htm

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. Our common shares are listed on the NYSE, and reports and other information concerning us can be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005. Information about us can be located at our website at www.td.com. All Internet references in this pricing supplement and the accompanying prospectus supplement and base prospectus are inactive textual references and we do not incorporate website contents into this pricing supplement and the accompanying prospectus supplement and base prospectus.

Our Central Index Key, or CIK, on the SEC website is 947263.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows the Bank to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. Copies of the documents incorporated herein by reference may be obtained upon written or oral request without charge from the Corporate Secretary of The Toronto-Dominion Bank, TD Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada (telephone: (416) 308-6963). The documents incorporated by reference are available at www.sec.gov.

We incorporate by reference:

•

our Annual Report on Form 40-F for the fiscal year ended October 31, 2023, the report dated November 29, 2023 to the shareholders and Directors of The Toronto-Dominion Bank on the Consolidated Balance Sheet of the Bank as at October  31, 2023 and 2022 and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years then ended, and the report dated November 29, 2023 to the shareholders and Directors of The Toronto-Dominion Bank on the effectiveness of internal control over financial reporting as of October 31, 2023; and

•

our Reports on Form 6-K dated November 30, 2023 (two filings, excluding Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6 with respect to the Q4 2023 earnings), December 11, 2023 (two filings), January 16 , 2024, January 18, 2024, February 2, 2024, March 1, 2024 (excluding Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6 thereto), March 12, 2024 (excluding Exhibit 99.7 thereto) March 13 , 2024 and April 3, 2024.

In addition, we will incorporate by reference all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and, to the extent, if any, we designate therein, reports on Form 6-K we furnish to the SEC after the date of this pricing supplement and prior to the termination of any offering contemplated in this pricing supplement.

Any statement contained in this pricing supplement, the accompanying prospectus supplement and base prospectus or in any other document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for the purposes of this pricing supplement, the accompanying prospectus supplement and base prospectus, to the extent that a statement contained herein or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement, the accompanying prospectus supplement and base prospectus.

All documents incorporated by reference, or to be incorporated by reference, have been filed with or furnished to, or will be filed with or furnished to, the SEC.

TERMS OF THE NOTES

We describe the basic features of the Notes in the sections of the base prospectus called “Description of the Debt Securities” and the prospectus supplement called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below. References in this pricing supplement to “we,” “us,” “our,” “TD” or “the Bank” are to The Toronto-Dominion Bank.

Issuer:	The Toronto-Dominion Bank

Title of Series:	Senior Medium-Term Notes, Series C

Issue:	Floating Rate Senior Medium-Term Notes, Series C, due 2025

Ranking:	Senior

Aggregate Principal Amount Initially Being Issued:	US$500,000,000

Currency:	U.S. Dollars

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess of US$2,000

Issue Date:	April 10, 2024

Maturity Date:	October 10, 2025

Interest Rate:	The interest rate on the Notes for each period will be equal to Compounded SOFR (as defined herein) plus the Margin.

Compounded SOFR:	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “— Interest — Compounded SOFR” below.

Margin:	+48 basis points.

Day Count Convention:	Actual/360 as described under “—Interest.”

Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, April 10, 2024) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

Interest Payment Dates:	On January 10, April 10, July 10 and October 10 of each year, beginning on July 10, 2024 and ending on the Maturity Date.

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Business Day Convention:	Modified following; adjusted for each Interest Period other than the final Interest Period. If any scheduled Interest Payment Date, other than the Maturity Date or redemption date under “— Redemption for Tax Reasons”, would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or redemption date under “— Redemption for Tax Reasons” is not a Business Day, the payment of interest and principal and/or any amount payable upon redemption of the Notes will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the Maturity Date or such redemption date.

Business Day:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Record Dates for Interest Payments:	The regular record dates for the Notes will be the close of business on the day immediately preceding each Interest Payment Date (or, if the Notes are held in definitive form, the 15th calendar day preceding each Interest Payment Date, whether or not a Business Day).

Calculation Agent:	The Bank of New York Mellon

Redemption at Our Option:	Not applicable, other than as set forth under “— Redemption for Tax Reasons.”

Optional Redemption by Holders of Notes:	Not applicable.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear, Clearstream and CDS as described under “Ownership, Book-Entry Procedures and Settlement” in the accompanying prospectus supplement and base prospectus).

Conflicts of Interest:	TD Securities (USA) LLC is our affiliate. Accordingly, the offering of the Notes will conform to the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. TD Securities (USA) LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Canadian Bail-in Powers:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bail-inable Debt Securities” in the base prospectus.

Prior Offerings:	On March 26, 2024 we conducted public offerings of US$850,000,000 4.980% Senior Medium-Term Notes, Series C, due 2027, US$500,000,000 Floating Rate Senior Medium-Term Notes, Series C due 2027 and US$900,000,000 4.994% Senior Medium-Term Notes, Series C, due 2029, which are expected to settle on April 5, 2024.

Interest

The interest rate on the Notes for each period will be equal to Compounded SOFR (as defined herein) plus a margin of 48 basis points. Interest will be payable quarterly in arrears on January 10, April 10, July 10 and October 10 of each year, beginning on July 10, 2024 (each, an “Interest Payment Date”) and ending on the Maturity Date; provided, that if any scheduled Interest Payment Date, other than the Maturity Date or redemption date under “— Redemption for Tax Reasons”, would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or redemption date under “— Redemption for Tax Reasons” is not a Business Day, the payment of interest and principal and/or any amount payable upon redemption of the Notes will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the Maturity Date or such redemption date. If the Notes are redeemed, unless we default on payment of the redemption price, interest will cease to accrue on the redemption date on the Notes called for redemption.

Each Interest Period on the Notes will begin on (and include) an Interest Payment Date (or, in the case of the first Interest Period, April 10, 2024) and end on (but exclude) the following Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

As further described herein, the amount of interest accrued and payable on the Notes for each Interest Period will be equal to the product of (i) the outstanding principal amount of the Notes multiplied by (ii) the product of (a) the Interest Rate for the relevant Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period divided by 360, with the resulting amount being rounded, if necessary, to the nearest cent (with $0.005 being rounded upwards).

The regular record dates for the Notes will be the close of business on the day immediately preceding each Interest Payment Date (or, if the Notes are held in definitive form, the 15th calendar day preceding each Interest Payment Date, whether or not a Business Day).

Secured Overnight Financing Rate

SOFR is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.

The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Compounded SOFR

The interest rate on the Notes for each interest period will be equal to Compounded SOFR (as defined herein) plus a margin of 48 basis points. “Compounded SOFR” will be determined by the Calculation Agent in accordance with the following formula (with the resulting percentage being rounded, if necessary, to the fifth decimal place, with 0.000005% being rounded upwards and - 0.000005% being rounded downwards):

where:

“d0,” for any Observation Period, is the number of U.S. Government Securities Business Days in the relevant Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Observation Period;

“SOFRi,” for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is equal to SOFR in respect of that day “i”;

“ni,” for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” is the number of calendar days in the relevant Observation Period.

For these calculations, the daily SOFR in effect on any U.S. Government Securities Business Day will be the applicable SOFR as reset on that date.

For purposes of determining Compounded SOFR, “SOFR” means, with respect to any U.S. Government Securities Business Day:

(1) the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the Federal Reserve Bank of New York’s Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”); or

(2) if the rate specified in (1) above does not so appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the Federal Reserve Bank of New York’s Website.

Notwithstanding anything to the contrary in the documentation relating to the Notes, if TD or its designee determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to determining Compounded SOFR, then the benchmark replacement provisions set forth will thereafter apply to all determinations of the rate of interest payable on the Notes.

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest payable for each Interest Period on the Notes will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and the applicable margin.

Effect of Benchmark Transition Event

(a) Benchmark Replacement. If TD or its designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, TD or its designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

(c) Decisions and Determinations. Any determination, decision or election that may be made by TD or its designee pursuant to the benchmark replacement provisions described herein, including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	if made by TD, will be made in TD’s sole discretion;

•	if made by TD’s designee, will be made after consultation with TD, and the designee will not make any such determination, decision or election to which TD objects; and

•	shall become effective without consent from any other party.

Any determination, decision or election pursuant to the benchmark replacement provisions not made by TD’s designee will be made by TD on the basis as described above. The designee shall have no liability for not making any such determination, decision or election. In addition, TD may designate an entity (which may be its affiliate) to make any determination, decision or election that TD has the right to make in connection with the benchmark replacement provisions set forth in this pricing supplement.

Certain Defined Terms. As used herein:

“Benchmark” means, initially, Compounded SOFR, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by TD or its designee as of the Benchmark Replacement Date:

(1)

the sum of: (a) an alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3)

the sum of: (a) the alternate rate of interest that has been selected by TD or its designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by TD or its designee as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by TD or its designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of Interest Period, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other administrative matters) that TD or its designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if TD or its designee decides that adoption of any portion of such market practice is not administratively feasible or if TD or its designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as TD or its designee determines is reasonably practicable).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment, (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by TD or its designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Agreement with Respect to the Exercise of Canadian Bail-in Powers

By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to (1) agree to be bound, in respect of the Notes, by the CDIC Act, including the conversion of the Notes, in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the Notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes; (2) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (3) have represented and warranted that TD has not directly or indirectly provided financing to the holder or beneficial owner of the Notes for the express purpose of investing in the Notes; and (4) acknowledge and agree that the terms referred to in clauses (1) and (2), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the Notes, any other law that governs the Notes and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to the Notes.

Holders and beneficial owners of Notes will have no further rights in respect of their bail-inable notes to the extent those bail-inable notes are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus for a description of the provisions applicable to the Notes as a result of Canadian bail-in powers.

Additional Amounts

All payments of principal and interest and other amounts payable in respect of the Notes by us will be made without us making any withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”), unless the withholding or deduction of such Taxes is required or authorized by law or the administration thereof. In that event, we will, subject to certain exceptions and limitations set forth below, pay such additional amounts (“Additional Amounts”) to the holder or beneficial owner of any Note as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after any withholding or deduction for Taxes imposed or levied by or on behalf of Canada or any political subdivision or taxing authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”) (and Taxes imposed or levied by a Taxing Jurisdiction on such Additional Amounts), will not be less than the amount such holder or beneficial owner would have received if such Taxes imposed or levied by or on behalf of a Taxing Jurisdiction had not been withheld or deducted. We will not, however, be required to make any payment of Additional Amounts to any holder or beneficial owner for or on account of:

•

any Taxes that would not have been so imposed but for a present or former connection (including, without limitation, carrying on business in a Taxing Jurisdiction or having a permanent establishment or fixed base in a Taxing Jurisdiction) between such holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and a Taxing Jurisdiction, other than merely holding such Note or receiving payments with respect to such Note;

•	any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a Note;

•

any Tax imposed by reason that such holder or beneficial owner of a Note or other person entitled to payment under the Note does not deal at arm’s length within the meaning of the Income Tax Act (Canada) with us or is, or does not deal at arm’s length with any person who is, a “specified shareholder” of us for purposes of the thin capitalization rules in the Income Tax Act (Canada), or by reason of us being a “specified entity” (as defined in proposed subsection 18.4(1) of the Income Tax Act (Canada) contained in proposals to amend such Act included in Bill C-59, and as described below under “Canadian Federal Income Tax Considerations”) in respect of the holder or recipient of the payment;

•	any Tax that is levied or collected otherwise than by withholding from payments on or in respect of a Note;

•	any Tax required to be withheld by any paying agent from any payment on a Note, if such payment can be made without such withholding by at least one other paying agent;

•

any Tax that would not have been imposed but for the failure of a holder or beneficial owner of a Note to comply with certification, identification, declaration, information or other reporting requirements, if such compliance is required by a Taxing Jurisdiction (including where required by statute, treaty, regulation or administrative pronouncement) as a precondition to relief or exemption from such Tax;

•

any Tax which would not have been imposed but for the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later;

•	any withholding or deduction imposed pursuant to (i) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any treaty, law, regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, or (iii) any agreement between us and the United States or any authority thereof implementing FATCA; or

•	any combination of the items listed above;

nor shall Additional Amounts be paid with respect to any payment on a Note to a holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary, a member of such partnership or such beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner held its interest in the Note directly.

In addition, no Additional Amounts will be payable under the provisions described above to any holder or beneficial owner of a Note on account of Taxes that are in excess of the Taxes that would have been imposed if, at all relevant times, such holder or beneficial owner of a Note were a resident of the United States for purposes of, and was entitled to all of the benefits of, the United States-Canada Income Tax Convention (1980), as amended, including any protocols thereto (the “Convention”). As a result of the limitation on the payment of Additional Amounts discussed in the preceding sentence, the Additional Amounts received by certain holders or beneficial owners of Notes may be less than the amount of Canadian taxes withheld or deducted and, accordingly, the net amount received by such holders or beneficial owners of Notes will be less than the amount such holders or beneficial owners would have received had there been no such withholding or deduction in respect of Canadian taxes. Any prospective investor that is not a resident of the United States for purposes of, and entitled to all of the benefits of, the Convention, or otherwise eligible for the benefits of another income tax convention that provides relief from withholding, should consult its tax advisor regarding the possibility of any future Canadian withholding tax that would reduce its return from the Notes.

Redemption for Tax Reasons

We may redeem the Notes, in whole but not in part, at our option at any time prior to maturity, upon the giving of a notice of redemption as described below, if:

(i) as a result of any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this pricing supplement, in the written opinion of our legal counsel of recognized standing, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced); or

(ii) on or after the date of this pricing supplement any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of our legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced);

and, in any such case, we in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us. For the avoidance of doubt, reasonable measures do not include a change in the terms of the Notes or a substitution of the debtor.

Prior to the giving of any notice of redemption pursuant to the above paragraph, we will deliver to the trustee:

•	a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

•	an opinion of counsel prepared in accordance with the terms of the indenture.

Any Notes redeemed for tax reasons will be redeemed at 100% of their principal amount together with interest accrued up to, but excluding, the redemption date. Notice of redemption will be given not less than 10 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice.

Any such redemption of bail-inable notes will require the prior approval of the Superintendent of Financial Institutions (Canada) if the redemption would result in TD not meeting the Total Loss Absorbing Capacity (“TLAC”) requirements applicable to it pursuant to the Office of the Superintendent of Financial Institutions guideline on TLAC.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain material U.S. federal income tax consequences of owning the Notes, please see the section “Tax Consequences — United States Taxation” in the accompanying prospectus supplement and base prospectus.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain material Canadian federal income tax consequences of owning the Notes, please see the section “Tax Consequences — Canadian Taxation” in the accompanying prospectus supplement and base prospectus. In addition to the assumptions, limitations and conditions described therein, this discussion assumes that no amount paid or payable in respect of the Notes will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act (as defined in the base prospectus) contained in proposals to amend the Canadian Tax Act included in Bill C-59 (the “Hybrid Mismatch Proposals”). A payment may be considered to arise under a “hybrid mismatch arrangement” in certain circumstances, including if (i) a payer of the payment does not deal at “arm’s length” with, or is a “specified entity” in respect of, a recipient of the payment, or (ii) the payment arises under, or in connection with, a “structured arrangement” (each within the meaning of the Canadian Tax Act, as proposed to be amended by the Hybrid Mismatch Proposals), in each case, where certain additional conditions are met.

Pursuant to the Hybrid Mismatch Proposals, the Bank will generally be a “specified entity” in respect of (i) an entity that (either alone or together with entities with whom the entity is not dealing at arm’s length for purposes of the Canadian Tax Act) directly or indirectly owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest in the Bank, (ii) an entity in which the Bank (either alone or together with entities with whom the Bank is not dealing at arm’s length for purposes of the Canadian Tax Act) directly or indirectly owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) directly or indirectly owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest.

The discussion in the section “Tax Consequences — Canadian Taxation” in the accompanying prospectus supplement and base prospectus does not address the possible application of the Hybrid Mismatch Proposals to a Non-resident Holder (as defined therein) (i) that disposes of a Note to a person or an entity with which it does not deal at “arm’s length” or to an entity in respect of which the Non-resident Holder is a “specified entity”, or (ii) that disposes of a Note under, or in connection with, a “structured arrangement” (each within the meaning of the Canadian Tax Act, as proposed to be amended by the Hybrid Mismatch Proposals). Such Non-resident Holders should consult their own tax advisors.

Investors should note that the Hybrid Mismatch Proposals are in consultation form and are highly complex, and that there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

BENEFIT PLAN INVESTOR CONSIDERATIONS

For a discussion of certain considerations in connection with owning the Notes with plan assets, please see the section “Benefit Plan Investor Considerations” in the accompanying prospectus supplement and base prospectus.

UNDERWRITING (CONFLICTS OF INTEREST)

On April 5, 2024, we entered into a Terms Agreement with the agent pursuant to the Distribution Agreement, dated March 4, 2022, between us and the agent for the purchase and sale of the Notes. We have agreed to sell to the agent, and the agent has agreed to purchase from us, as principal, the principal amount of the Notes shown opposite its name at the public offering price set forth above, subject to the terms and conditions set forth in the Terms Agreement and the Distribution Agreement.

Agent	Principal Amount of Notes
TD Securities (USA) LLC	US$	500,000,000

Total	US$	500,000,000

The agent initially proposes to offer the Notes to the public at the public offering price set forth on the cover page of this pricing supplement. The offering of the Notes by the agent is subject to receipt and acceptance and subject to the agent’s right to reject any order in whole or in part.

We estimate that the total offering expenses for the Notes, excluding underwriting commissions, will be approximately US$165,000.

We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

To the extent any agent that is not a U.S. registered broker-dealer intends to effect any offers, or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The agent and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The agent and certain of its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the agent and its affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and trading arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. If any of the agent or its affiliates has a lending relationship with us, the agent and certain of its affiliates routinely hedge, and the agent and certain of its affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the agent or its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes. The agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

It is expected that delivery of the Notes will be made against payment therefor on or about April 10, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before settlement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

Conflicts of Interest

TD Securities (USA) LLC is our affiliate. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. TD Securities (USA) LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Selling Restrictions

The People’s Republic of China

This pricing supplement and the prospectus have not been filed with or approved by the People’s Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This pricing supplement and the prospectus shall not be offered to the general public if used within the People’s Republic of China, and the Notes so offered cannot be sold to anyone that is not a qualified purchaser of the People’s Republic of China. The agent has represented, warranted and agreed that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered in Japan pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948 of Japan, as amended) (the “FIEA”) and the agent has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement and the prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the Notes have been and will be offered in Korea as a private placement under the FSCMA. None of the Notes may be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). For a period of one year from the issue date of the Notes, any acquirer of the Notes who was solicited to buy the Notes in Korea is prohibited from transferring any of the Notes to another person in any way other than as a whole to one transferee. Furthermore, the purchaser of the Notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Notes.

The agent has represented and agreed that it has not offered, sold or delivered the Notes directly or indirectly, or offered or sold the Notes to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea and will not offer, sell or deliver the Notes directly or indirectly, or offer or sell the Notes to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FSCMA, the FETL and other relevant laws and regulations of Korea.

Switzerland

The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The Notes may be made available for purchase outside Taiwan by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors) but may not be offered or sold in Taiwan.

United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this pricing supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. This pricing supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

The validity of the Notes will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and Simpson Thacher & Bartlett LLP, New York, New York, as to matters of New York law. Certain legal matters relating to the Notes will be passed upon, on behalf of the agent, by Davis Polk & Wardwell LLP, New York, New York.